Exhibit 99.1

Baozun Schedules 2016 Annual Meeting of Shareholders

SHANGHAI, CHINA – August 3, 2016 – Baozun Inc. (NASDAQ: BZUN) (“Baozun” or the “Company”), the leading brand e-commerce solutions provider in China, announced today that it will hold its 2016 annual general meeting of shareholders on September 6, 2016, at 10:00 a.m. (Beijing Time). The meeting will be held at Building B, No. 1268 Wanrong Road, Shanghai, 200436, China. All shareholders of record as of the close of business on August 5, 2016 will be eligible to attend and vote and are invited to attend. The following resolutions are to be considered and passed as ordinary resolutions, if thought fit, at the meeting:

1.	Re-election of Mr. Steve Hsien-Chieng Hsia as a director of the Company;

2.	Re-election of Mr. Benjamin Changqing Ye as a director of the Company;

3.	Authorization of each of the directors of the Company to take any and every action that might be necessary to effect the foregoing resolutions 1 to 2 as such director, in his or her absolute discretion, thinks fit.

Copies of the notice of 2016 annual general meeting, proxy form and voting card form are available on the Company’s investor relations website at http://ir.baozun.com.

The Company has filed its annual report on Form 20-F for the fiscal year ended December 31, 2015 with the Securities and Exchange Commission (“SEC”) on April 8, 2016, as amended on June 1, 2016. The annual report can be accessed on the Company’s investor relations website at http://ir.baozun.com as well as the SEC’s website at http://www.sec.gov. The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and holders of American depositary shares upon request. Requests should be directed to the Company’s investor relations department at ir@baozun.com.

About Baozun Inc.

Baozun is the leading brand e-commerce solutions provider in China that helps brand partners execute their e-commerce strategies. The Company’s integrated capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment. The Company helps brand partners execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Caroline Dong

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com